UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10SB/A

                                AMENDMENT NO. 1
                                       TO

                        GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS Under Section
              12(b) or (g) of The Securities Exchange Act of 1934

                              BROWSESAFE.COM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

              Nevada                                 35-2090110
  -------------------------------      ------------------------------------
  (State or other jurisdiction of      (I.R.S. Employer Identification No.)
   incorporation or organization)

        335 West 9th Street, Suite 100, Indianapolis, Indiana 46202-3003
        ----------------------------------------------------- ----------
               (Address of principal executive offices)        Zip Code

                    Issuer's telephone number (317) 633-6656

     Securities to be registered pursuant to Section 12(b) of the Act: None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, par value $0.001

                              BROWSESSAFE.COM, INC.
                                   FORM 10-SB

                                Table of Contents


PART I...................................................................  1

     Description of Business.............................................  1

     Description of Property............................................. 12

     Directors, Executive Officers and Significant Employees............. 16

     Remuneration of Directors and Officers.............................. 19

     Security Ownership of Management and Certain Securityholders........ 20

     Interest of Management and Others in Certain Transactions........... 22

     Description of Securities........................................... 23

PART II.................................................................. 24

     Market Price of and Dividends on the Registrant's Common
     Equity and Other Shareholder Matters................................ 24

     Legal Proceedings................................................... 25

     Changes in and Disagreements with Accountants....................... 25

     Recent Sales of Unregistered Securities............................. 26

     Indemnification of Directors and Officers........................... 28

PART F/S:  Financial Statements.......................................... 30

PART III................................................................. 45

     Index and Description of Exhibits................................... 45

SIGNATURES............................................................... 46


                                       i
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                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS.

Products and Services.

        BrowseSafe is a web content review Company whose web program tool is called "PlanetGood". PlanetGood is not a filter or blocker. The families, schools and businesses using PlanetGood will be afforded Internet safety while still having the freedom to choose the content they determine is appropriate for themselves and their children. PlanetGood is a browsing device that includes a world-wide site submission and review process and offers continual updating for its users.

        PlanetGood offers several levels or modes of protection when viewing the
Internet: (1) a mode called "PlanetWow" designed to direct children 10 and under to educational and fun web sites; (2) a level called "PlanetCool" to direct teens aged 11 to 16 to sites appropriate for teens; and (3) a level called "PlanetHome" that allows adults to reach sites consistent with adult interests.

        PlanetGood compliments or replaces existing browsers, such as Microsoft Internet Explorer or Netscape Navigator, with a PlanetGood customized version of these browsers. PlanetGood installs a client-side program called PlanetGood Stealth which can be customized by the parent (or teacher, system administrator, librarian) and it runs transparently on the personal computer. The Stealth program empowers the parent to allow or disallow non-protected browsers, chat programs and audio or video utilities and has a selectable parental bypass feature. PlanetGood can also be installed in networked environments.

        Once installed on a personal computer or in a networked environment, the user is prompted to type in their personalized user name and password and is directed to the PlanetGood's server-side technology. This technology allows parents the flexibility to customize the Internet sites available to each member of the family, depending upon their personal preferences and the ages of their children. Parents are empowered to choose the web content by selecting browsing variables for each member of their family. They also benefit from parental controls such as "site preview" and "site over-ride" so they can further customize the content and time frames for their children to view individual web sites.

        Each site which is available on PlanetGood is personally reviewed by BrowseSafe's trained staff. A basic principle which governs BrowseSafe is that the site review system is the only process that can insure accuracy. An illustration of this feature is the area of nudity and sexual language. On the web, these topics are seen in many forms and technology alone cannot decipher the vast differences that may occur between a pornographic site, a photography studio site containing nude pictures, a medical sexual anatomy site, a 16th century art site containing nude paintings, a medical site containing sexually related diagrams, a lingerie and intimate apparel site or sites that simply discuss mature sexual language in an explicit way without any graphics or pictures whatsoever. The only reliable way to properly analyze these diverse sites is through human review. Further, without human review, there is no other accurate way to segment a site so that parents can allow access to certain areas of a site but restrict access to other areas of the site that they deem to be inappropriate.

        During the review process, each site is given a topic and, if applicable, may also be assigned a combination of any of the following characteristics: Alcohol, Alternative Lifestyles, Art - Nudity, Chat, Extreme Beach / Intimate Apparel, Firearms and Hunting, Gambling, Games, Illegal Drugs, Jokes & Humor, Mature Sexual Language, Mature Subject Matter, Medical Anatomy, Medical Terminology - Sexual, Message Boards, Music, New Age / Eastern Religions, News, Occult, Ordering on-line, Paranormal, Personal Web Pages, Pop-Culture, Profanity - Excessive, Profanity - Mild, Reviews & Critiques, Science-Fiction, Search Engine, Sports, Television & Movies, Tobacco, Video or Audio, Violence - Mild, Violence - Moderate and Violence - Excessive.

        For a web site to be accessible to any PlanetWow or PlanetCool account, the site must have been reviewed and assigned a topic and, if appropriate, applicable characteristics. If a PlanetWow or PlanetCool user wants to go to a site that has not been reviewed, they can immediately submit the site for review or the parent can preview the site to determine whether to allow access by a child until the site has been reviewed by the BrowseSafe reviewer. Users of PlanetHome may opt for the same level of security as either PlanetWow or PlanetCool. In the alternative, the parent may utilize "Free Roam Browsing" or choose to bypass the PlanetGood system altogether.

        In order to stay ahead of demand, the Company has a review capacity of 9,000 sites per week as of November, 1999, with a goal of 15,000 by the first quarter of 2000. In order to grow to this capacity, the Company intends to double the size of its site review team.

        In addition, BrowseSafe is developing a fourth product that is currently a pilot program scheduled for full release in the first quarter of 2000 under the name "PlanetGood Enterprise". This business productivity tool will be functionally different than BrowseSafe's home product, however, it can be customized by each business to give an unlimited number of employees predetermined safe access to the Internet. PlanetGood Enterprise will have full reporting capabilities by individual employee and will be easily managed by the business owner or system administrator.

Employees and Training.

        As of November, 1999, BrowseSafe has 9 full-time employees, including executive officers. It also has 6 part-time employees and 26 outside sales representatives. The Company does not have any agreements with labor unions, and experiences a low turnover rate among its employees and independent contractors. All of the employees are required to complete in-house training programs which include an orientation, review of standard

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operating procedures manual, seminars in updated and new techniques and information and regular performance reviews.

        The review staff is provided with an initial intensive training program that consists of an overview of the Company, its policies, products and the basic technology, including topics and characteristics training. Reviewers must then complete several rigorous training sessions interacting with BrowseSafe's proprietary technology and incorporating the human interaction necessary to provide accuracy in the content review process.

        During and after completion of training, each reviewer is monitored by and in contact with their site review manager. New reviewers are evaluated by managers and based on their level of competency, may receive more responsibilities in the review process. The most efficient and competent reviewers may move on to become site review managers and take on the added tasks that are required by the site review manager's job description. Site reviewers are regularly monitored for accuracy and further training is assigned as warranted.

Competition.


        The Company under its business plan, which was completed in September, 1999, will be competing for a share of the Internet safety browser business dominated presently by a number of large, full-service organizations. The principal competitors include Cyber Patrol, Cyber Sitter, Net Nanny and Surf Watch. Most Internet filters merely provide a list of prohibited web sites and are weakened by changes in the Internet and by clever users who learn how to circumvent them. PlanetGood provides a positive list of sites that have been reviewed for content and are updated on BrowseSafe servers for all users to freely access. Every web site viewable through "PlanetGood" has been viewed and characterized for content by the Company's staff review team - sites are not determined to be "good" or "bad", they are simply reviewed objectively for the content actually contained on the site.


Business Development.

        BrowseSafe, LLC was formed as an Indiana limited liability company in the first quarter of 1998 in Indianapolis, Indiana, as a result of a growing demand by families and businesses for a safe Internet browser. On July 28, 1998, BrowseSafe.com, Inc. was incorporated as a Nevada corporation but conducted no operations and had no assets until May, 1999.

        In contemplation of a share exchange with Motioncast Television Corporation of America described below, BrowseSafe, LLC and BrowseSafe.com, Inc. entered into an Asset & Liability Contribution Agreement in May, 1999. The other parties to the Asset & Liability Contribution Agreement were Minati Financial, Inc., Torquay Holdings, Ltd.,Vista Financial Corp., El Coyote Capital Corp., Jupiter Financial Services, Inc., Kyline Investment Corp., Chariot Group, Ltd., Sid-Barney, Inc., Sterling Overseas Investments SA, Albury Capital Corp., Eivissa Capital Corp., Hemisphere & Associates, Ltd., Barisal Capital Corporation and Fergus Capital Corporation (collectively the "Funding Group").

        Pursuant to the Asset & Liability Contribution Agreement, the Funding Group agreed to contribute or cause to be contributed the following funds to BrowseSafe.com, Inc.

        a)     $27,380 upon execution of the Agreement;
        b)     $300,000 on or before June 10, 1999; and
        c)     $1,500,000 not later than November 30, 1999.

In exchange, BrowseSafe.com, Inc. agreed to issue 2,738,000 shares of its common stock to the Funding Group. In addition, BrowseSafe, LLC agreed to contribute all of its assets and liabilities, including its intellectual property to BrowseSafe.com, Inc. in exchange for 11,200,000 shares of its common stock. For accounting purposes BrowseSafe LLC was treated as the acquirer. All transferred assets and liabilities were recorded at their historical cost.

        The primary business reasons for the Asset and Liability Contribution Agreement were: 1) to raise additional funds for the operation of the business; and 2) to contribute all assets to an entity that could then be merged into a corporation whose stock was listed on the OTC Bulletin Board (a limited liability company could not be merged into a corporation). At the time of the execution of the Asset and Liability Contribution Agreement it was contemplated that the merger candidate would be Motioncast Television Corporation of America.


        Effective as of June 24, 1999, BrowseSafe.com, Inc. and its shareholders, BrowseSafe, LLC and the Funding Group, entered into a Share Exchange Agreement with Motioncast. Motioncast was a Nevada corporation incorporated on June 8, 1990, whose stock was listed on the OTC Bulletin Board under the trading symbol MCTV. As of the date of the share exchange, Motioncast had no operations, had assets consisting of only of cash and had minimal liabilities. Motioncast was considered a development stage company.


        The Share Exchange Agreement provided that 13,938,000 shares of the common stock of BrowseSafe.com, Inc. would be exchanged for 13,938,000 shares of the common stock of Motioncast. Also, 36,838 shares of the common stock of Motioncast were also to be issued to the Funding Group. In addition, the Share Exchange provided for: a) representations and warranties by BrowseSafe.com, Inc. and Motioncast, which representations and warranties were typical of transactions of this nature; b) an indemnity agreement by BrowseSafe.com, Inc and Motioncast; and c)conditions precedent to the exchange all of which were satisfied prior to the closing.

        On the date of the share exchange, certain members of the Funding Group were also shareholders of Motioncast. The Company has identified the following entities that were both members and shareholders: Barisal Capital Corp. (owned 100,000 shares of Motioncast), Eivissa Capital Corp. (owned 100,000 shares of Motioncast), Fergus Capital Corp. (owned 100,000 shares of Motioncast) and Albury Capital Corp. (owned 100,000 shares of Motioncast). It is the Company's understanding that the Funding Group had direct or indirect control of Motioncast prior to the date the Share Exchange Agreement was executed.

        As a result of the share exchange, BrowseSafe.com, Inc. became a wholly owned subsidiary of Motioncast. Motioncast changed its name to BrowseSafe.com, Inc. and changed its trading symbol to PGPG. BrowseSafe.com, Inc. changed its name to BrowseSafe Technology, Inc. As of November, 1999, all operations are conducted in BrowseSafe Technology, Inc. For financial statement purposes, BrowseSafe Technology, Inc. is considered the acquiring Company and the merger is treated as a "reverse acquisition". Pursuant to this accounting treatment, BrowseSafe Technology, Inc. is deemed to have issued stock for the acquisition of Motioncast.

        Pursuant to the Asset & Liability Contribution Agreement and the Share Exchange Agreement, the Funding Group was obligated to contribute $300,000 to BrowseSafe.com, Inc. within ten business days of the closing of the share exchange ($600,000 of total funding). Upon receipt of the $300,000, BrowseSafe.com was to issue an additional 83,162 shares to the Funding Group. To date, the Funding Group has contributed only approximately $100,000 of the required $300,000. In addition, the Funding Group was obligated to cause BrowseSafe.com, Inc. to receive at least $1,500,000 of proceeds from the sale of common stock no later than November 30, 1999. The Funding Group has also failed to complete this obligation.

In connection with the share exchange, BrowseSafe.com, Inc. was obligated to issue 36,838 shares of its common stock to the Funding Group. These shares were to be issued in exchange for the receipt of $82,620 in cash and the cancellation of $50,000 in promissory notes for funding previously provided by the Funding Group.

      Due to the failure of the Funding Group to provide the full amount of the funding required under the agreements, BrowseSafe.com has not issued the 120,000 (83,162 + 36,838) shares to the Funding Group. BrowseSafe.com, Inc. has advised all members of the Funding Group in writing that they are in breach of the Share Exchange Agreement and the Asset & Liability Contribution Agreement and has provided them an opportunity to remedy the breach. BrowseSafe.com, Inc. has not yet received any written response from the members of the Funding Group. At the present time, BrowseSafe.com, Inc. has not determined what, if any, action it will take against the members of the Funding Group as a result of their breach of the agreements.

Plan of Operation.


        The Company is a development stage company, has yet to generate any material revenues and is seeking additional capital through an investment capital company and other sources.

        BrowseSafe, LLC, BrowseSafe.com, Inc. and the Funding Group entered into an Asset & Liability Contribution Agreement in May, 1999. Pursuant to the Asset & Liability Contribution Agreement, the Funding Group agreed to contribute or cause to be contributed the following funds to BrowseSafe.com, Inc.

        a)     $27,380 upon execution of the Agreement;
        b)     $300,000 on or before June 10, 1999; and
        c)     $1,500,000 not later than November 30, 1999.

In exchange, BrowseSafe.com, Inc. agreed to issue 2,738,000 shares of its common stock to the Funding Group. In addition, BrowseSafe, LLC agreed to contribute all of its assets and liabilities, including its intellectual property to BrowseSafe.com, Inc. in exchange for 11,200,000 shares of its common stock. For accounting purposes BrowseSafe LLC was treated as the acquirer. All transferred assets and liabilities were recorded at their historical cost.

        Effective as of June 24, 1999, BrowseSafe.com, Inc. and its shareholders, BrowseSafe, LLC and the Funding Group, entered into a Share Exchange Agreement with Motioncast. Motioncast was a Nevada corporation incorporated on June 8, 1990, whose stock was listed on the OTC Bulletin Board under the trading symbol MCTV. As of the date of the share exchange, Motioncast had no operations, had assets consisting of only of cash and had minimal liabilities. Motioncast was considered a development stage company.

        The Share Exchange Agreement provided that 13,938,000 shares of the common stock of BrowseSafe.com, Inc. would be exchanged for 13,938,000 shares of the common stock of Motioncast. Also, 36,838 shares of the common stock of Motioncast were also to be issued to the Funding Group. In addition, the Share Exchange provided for: a) representations and warranties by BrowseSafe.com, Inc. and Motioncast, which representations and warranties were typical of transactions of this nature; b) an indemnity agreement by BrowseSafe.com, Inc and Motioncast; and c)conditions precedent to the exchange all of which were satisfied prior to the closing.

        As a result of the share exchange, BrowseSafe.com, Inc. became a wholly owned subsidiary of Motioncast. Motioncast changed its name to BrowseSafe.com, Inc. and changed its trading symbol to PGPG. BrowseSafe.com, Inc. changed its name to BrowseSafe Technology, Inc. As of November, 1999, all operations are conducted in BrowseSafe Technology, Inc. For financial statement purposes, BrowseSafe Technology, Inc. is considered the acquiring Company and the merger is treated as a "reverse acquisition". Pursuant to this accounting treatment, BrowseSafe Technology, Inc. is deemed to have issued stock for the acquisition of Motioncast.

        The Company and its predecessor, BrowseSafe, LLC, have obtained equity and debt financing of approximately $895,000 since its inception. The Company has invested approximately $28,000 in purchased equipment and has entered into operating leases for equipment that has a cost of approximately $120,000. The Company has also invested $487,000 in research and development (including an estimated $230,000 of costs that were incurred in the development of software. The Company has entered into a royalty agreement with the vendor who performed these services). The Company has also invested $173,000 in marketing and advertising expenses and approximately $650,000 on general administration and overhead. The Company has access to approximately $85,000 in cash for operating capital in the form of loans from its executive officers.

        As of November, 1999, the Company estimated that its cash requirements at its then rate of operations would require cash of approximately $750,000 to continue operations for an estimated four to six month period. On December 6, 1999, the Company sold under Rule 504 of Regulation D of the Securities Act of 1933 a Series A Senior Subordinated Convertible Redeemable Debenture in a principal face amount not to exceed $750,000 to a single accredited investor. The terms of the debenture allow the investor to fund the debenture through periodic payments to the Company; however, all terms of the debenture, including interest rate, conversion provisions and maturity date, are set and are not subject to negotiation. An initial funding of $100,000 was required in connection with the closing on the debenture; however, future funding is discretionary by the investor. The debenture bears interest at 8% per annum and has a maturity date of December 6, 2001 at which time any outstanding principal and unpaid interest is due in full.

        The debenture provides for the conversion of the outstanding principal and interest into common stock at a conversion price equal to 75% of the average lowest closing bid price of the common stock as reported on the OTC Bulletin Board for the three consecutive trading days immediately preceding the receipt of a notice of conversion by the Company. At the time the investor exercises its conversion option, no new or additional consideration is required. There are also provisions that allow the registrant to terminate funding of the debenture prior to the date the registrant becomes a reporting company and require that all conversions of outstanding principal to common stock must occur prior to the date of funding termination. As of December 30, 1999, the investor had funded $200,000 of the debenture and had converted all of this amount into 1,537,346 shares of common stock under the terms of the debenture. The Company anticipates that the investor will continue to fund the debenture until it is fully funded or until the Company becomes a reporting company, whichever occurs first. The Company will record as interest expense the amount arising from the beneficial conversion feature contained in the debenture. As of December 31, 1999, the discount was approximately $66,000.

        Over the next 12 months, the Company plans to conduct a public offering of up to $10,000,000 under the Securities Act of 1933. Discussions are still in the preliminary stages relating to such an offering. It will use the proceeds to repay indebtedness, expand marketing, add to working capital and build additional infrastructure.

        The Company's short and long term capital requirements will depend upon many factors, including acquisition of adequate funding, the rate of market acceptance of the Company's products, the level of resources required to expand the Company's marketing and sales organization and other factors, some of which may be beyond the Company's control. A slower than expected rate of acceptance of the Company's products or lower than expected revenues generated from the sale of the products and other costs associated with upgrading the Company's equipment would materially adversely affect the Company's liquidity. The Independent Auditor's Report dated October 8, 1999, and prepared by Katz Sapper & Miller, LLP contained an explanatory paragraph regarding the Company's ability to continue as a going concern. The Company is in preliminary discussions with a variety of sources in regards to providing additional funding to the Company and believes it will obtain adequate funding to continue as a going concern. At the present time, however, the Company has no other commitments for financing, and there can be no assurances that any such additional financing will be available in a timely manner, or, if available, will be on terms acceptable to the Company.


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

        Assuming it can obtain the necessary funding, the Company anticipates incurring additional research and development costs estimated at $375,000 over the next the 12 months of operations for such items as computer programming and web design. As of November, 1999, the Company uses outside vendors for a substantial portion of its computer programming and web design. The Company expects to bring more of these services in-house where efficiencies and savings can be expected. Updating and maintaining its web design is critical to attract users and potential advertisers to the BrowseSafe web site. In addition, one of the by-products of the BrowseSafe business is the accumulation of an extensive web site content database. The Company intends to investigate the commercial value of such data to a variety of businesses.

        Equipment expenses over the next 12 months are estimated at $600,000 and will be largely related to acquiring additional servers and increasing bandwidth. These expenses are necessary to service the volume of users within the Company's telecommunications and server infrastructure. These expenses also encompass wiring, routers, load balancing and back-ups, including costs to maintain the servers, databases, tables of customer information, phone equipment and support for web sites.

        Over the next 12 months, BrowseSafe expects to add 20 full-time employees to support technology, sales and service and marketing. The Company also plans to hire managers in several key areas of the organization. In addition, 35 to 40 part-time employees will be hired to support the web content and review process.

Intellectual Property.

        BrowseSafe.com, Inc. or its wholly owned subsidiary, BrowseSafe Technology, Inc., own all of the intellectual property assets utilized in the business of BrowseSafe. These assets include the copyrights in existing versions of "PlanetGood" browser software and technical manuals as well as marks associated with BrowseSafe products and services. Applications for trademark or service mark registration of the name "BrowseSafe" (in stylized lettering) and the marks "PLANET GOOD," "PLANETWOW," "PLANETCOOL" AND "PLANETHOME" (all in typed form) were filed in 1998 by BrowseSafe's predecessor-in-interest, BrowseSafe, LLC. A registration has been issued on the Principal Register for "PLANET GOOD" as a trademark for computer software (Reg. No. 2,288,288, dated October 19, 1999); the four other applications remain pending.

        BrowseSafe also uses two composite design marks (logos) in connection with its products and services, neither of which is presently the subject of a United States registration or registration application. One of these logos incorporates the name "BrowseSafe.com" and a depiction of the Earth; the other features the letters "PG" in a block design and is associated with the "PlanetGood" software product.

        Use of BrowseSafe's software by end-users is subject to the terms and conditions of a license agreement which accompanies distributed copies of the software. There are no patents or patent applications relating to BrowseSafe's products or services.

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

Marketing.

        BrowseSafe's browser PlanetGood has been in development for more than two years and as of November, 1999, is being shipped to various markets. BrowseSafe launched the product in September of 1999 and began selling the product primarily to customers through Internet service providers and directly under its private label program.

        The marketing plan as adopted by the Company concentrates on public and private schools, libraries, retail, business and other organizations. The Company has divided these target markets into primary, secondary and tertiary groups which allows it to tailor its marketing approach.

        The primary markets identified by the Company are:

Internet Service Providers (ISP)

        Key ISP's around the country will be solicited by the Company to implement a three-month marketing plan designed specifically for their market. The campaign will consist of materials to introduce the ISP's customers to PlanetGood (e-mail, print ads, direct mail, etc.), materials for their web site (FAQ's, online demo, downloadable product, etc.) and a local public relations campaign.

        There are estimated by Jupiter Research, an internet research Company, to be over 6,000 ISP's nationwide, serving over approximately 15,000,000 non-AOL Internet customers (an estimated $540,000,000 potential market). Many small to medium sized ISP's are struggling to be profitable while offering a $19.95 unlimited usage plan. BrowseSafe's plan will be to offer through ISP's a value-added program to their current and future customers for an additional fee added to customers' monthly bills. This fee will be divided between the ISP and BrowseSafe. BrowseSafe will provide all of the marketing materials and will provide the customized ISP's with public relations support to show them how to promote the BrowseSafe products.

Direct Sales over the Internet

        The Company anticipates that this area has great potential as the US population becomes accustomed to purchasing goods and services on the Internet. By selling PlanetGood on the Internet, the market expands from a national to an international audience.

Private Label

        The BrowseSafe label program has been designed to be used as a fundraising tool for churches and community service organizations, a source of additional revenue for web site owners and an alternative business model for non-Internet companies. By affiliating with certain nonprofit organizations, the Company can provide a fund-raising mechanism for groups that have loyal followings. By delivering a message about PlanetGood and BrowseSafe through an organization, BrowseSafe can gain acceptance with an audience in part due to its association with the organization. The private label program will also give the Company a presence over the web by allowing web site owners the ability to resell PlanetGood and receive a residual monthly income from that sale.

Retail Market

        The Company will focus its initial marketing and sales efforts on general retail, certain markets within computer retail and Christian retail segments because these markets allow the Company access to customers who fit a target demographic profile without requiring the Company to buy shelf space or pay advertising fees.

        General Retail


               The Company believes that there are millions of homes that own a computer but do not have Internet access. The Company also believes that a primary reasons given for not being connected to the Internet is the issue of on-line predators. Through groundwork already laid and a public relations campaign designed for retailers, BrowseSafe plans to enter into agreements to allow it the opportunity to position PlanetGood in retail outlets. A visual presence on the shelves of retailers will expose PlanetGood to a large volume of potential new customers.


        Computer Retail


               To enter into the computer retail market the Company is pursuing a professional computer sales representation firm with 24 local and regional representatives to position its product on the shelves of the independent computer software retailers. This effort encompasses the major national chains. A presence in this market is expected to enhance the position of the Company's product nationwide.


        Christian Retail


               The Company has entered into an agreement with Riverside Book & Bible House, Incorporated d/b/a Riverside Distribution & Fulfillment Services, a distributor which specializes in selling products to the Christian retail market. Through this organization, the Company's products will be sold to Christian stores allowing strategic product positioning. This retail segment is a natural market for PlanetGood as the demographics suggest a strong family orientation.

        The secondary markets are:

Business

        This area has great potential since currently many businesses using the Internet allow employees access to the Internet either directly or through a network. The business owner or its system administrator will be able to customize the PlanetGood Enterprise to allow employees only into areas and sites that are most productive for the Company. Efficiencies can be gained by the Company since employees will not be able to spend time in non-work related sites.

Cable Companies

        As technology continues to improve, new methods of Internet access are becoming available. One of these new avenues is the cable modem through which cable companies can provide Internet access utilizing television cable that has already been installed into customers' homes. Depending upon the acceptance by consumers and marketing efforts by cable companies, this niche could grow significantly over the next year. BrowseSafe plans to offer the same programs to cable companies as it does to traditional ISP's.

Schools

        Schools are an important area of focus because of the concern for safety by parents and educators and their desire to offer children a positive educational experience when browsing the Internet. Schools will be approached with two options: The first will be the opportunity to purchase PlanetGood for use in the classrooms. The second will be to use the fund raising program to generate additional revenues for the school. The Company has targeted schools as a secondary market only because there is generally a generally a time line for decision-making and budgeting.

        According to information provided by the U.S. Department of Education for the school year 1999-2000, there are estimated over 80,000 public elementary and secondary schools and over 26,000 private elementary and secondary schools in the U.S. The Department of Education reports that over 95% of these 106,000 schools have computers, but less than 50% of the schools and 15% of the computers are connected to the Internet. In the 26,000 private schools in the U.S., there are over 626,000 computers with less than 9% of those computers connected to the Internet. A main concern of schools without Internet connections is exposure to unwanted or inappropriate information and sites.

Libraries

        Like schools, libraries are an important area of focus because of the concern for safety by parents and educators. PlanetGood is a suitable tool for libraries since it is not a "one size fits all" product. BrowseSafe's classification of web site content will permit the library to select the type of content for its internet access as it selects for the books it has on its shelves.

Market OEM (Original Equipment Manufacture)

        This market segment is made up of computer and parts manufacturers. By bundling PlanetGood within new computers, users will be able to install PlanetGood with the initial setup of the computer.

Telecommunications Companies

        The telecommunications industry has recently begun to focus on the Internet as a mean to gain new customers and keep current customers. Depending upon the acceptance by consumers and marketing effort from the telecommunications companies, this niche appears to be a growth area over the next years. BrowseSafe plans to offer the same programs to these companies as it does to traditional ISP's.

        The tertiary markets are:

Advertising Sales

        The Company intends to pursue the sale of advertising space on PlanetWow, PlanetCool and PlanetHome web pages. Advertisers pay a premium for search words so that their ad is displayed to people looking for their product or service. BrowseSafe will be able to provide a better alternative because each of the sites is age specific. This offers the Company the opportunity to achieve a better target audience for a given advertiser.

e-Commerce

        As Internet sales continue to grow, BrowseSafe plans to offer special products and services to its customer base through direct marketing as well as through an online store. This area of expansion is still in the planning stages.

Market Research Information

        The list of reviewed web sites in combination with the characteristics that describe their content will be a valuable marketing tool for marketers around the world. The sales of segments of this list can provide an additional revenue stream for the Company in the future.

Year 2000 Compliance.

        The Year 2000 problem is the inability of some software, hardware and systems to determine the correct century. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to determine whether "00" means 1900 or 2000, which may result in computer failures or the failure of the computer to produce accurate information. The Company's cash flow could be adversely affected if its computer systems, those of its clients and third party suppliers are not Year 2000 compliant.

        The Company has made an assessment of the Year 2000 readiness of its internal software and hardware systems. Its assessment plan included:

        o contacting third party vendors from whom the Company purchases or licenses its hardware, software, services and supplies;

        o assessing repair, upgrade or replacement requirements and implementing repair, software patches, upgrade or replacement;

        o testing certain internal and third party, hardware, software and systems; and

        o      contacting certain customers.

        Since most of BrowseSafe's hardware is new, it already meets Year 2000 compliant and leap-year compliant standards. Based on the results of this assessment, the Company recently upgraded its computer systems and has determined that its software, hardware and computer systems are Year 2000 compliant. In 1999, the Company spent approximately $4,000 to upgrade its computer systems. These expenses were related to time spent by employees and consultants in the evaluation process as well as any needed repair, upgrade or replacement.

        The Company has also verified that their suppliers are Year 2000 compliant. If certain suppliers are not Year 2000 compliant, it could result in:

        o      a decrease in net revenues;

        o an increase in the allocation of resources to address Year 2000 problems; and

        o an increase in litigation costs as a result of the failure of certain customers to pay the Company or suppliers to provide services on a timely basis.

        Furthermore, the purchasing patterns of certain customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems. These expenditures may result in reduced funds available for the services and products the Company provides its customers which could materially and adversely harm its business condition and future results of operations.

        The Company is not aware of any Year 2000 compliance problems relating to its systems that would have a material adverse effect on its business, results of operations, or financial condition.

Software for Servers.

        All servers are using Windows NT 4.01 with Service Pack 4 and the Y2K Update applied. SQL Server 7.0 and Netscape Proxy Server 3.5 both products are Y2K compliant. SQL Server 7.0 (English) - Win NT

BrowseSafe Hosting Facility.

        Exodus Communications, Inc., BrowseSafe's server hosting facility, has advised BrowseSafe that it has put into place a comprehensive Year 2000 Risk Management initiative that is appropriately funded, staffed and managed. In addition, Exodus has advised the Company that it has established a Year 2000 Oversight Committee to manage its worldwide operations for the transition into the next millennium. This team is chartered to manage successful completion of Year 2000 readiness for Exodus' mission critical business processes, internal systems, facilities and equipment.

BrowseSafe Internal Operations.

        All of the computers at BrowseSafe.com have been tested based on the NSTL Compliance test and have passed. Along with taking this precaution, the Company has also taken the appropriate measures in making sure that all systems will have either Windows 98 (Second Edition or the proper Y2K patches) or Windows NT (2000 or NT 4.0 with Service Pack 5) operating systems. The Company has taken the same measures with all other software being used within the BrowseSafe.com architecture.

BrowseSafe Telecommunications.

T1 From SAVVIS

        Testing - SAVVIS has tested all of the hardware, software, data interfaces and facilities referred to above and has determined that substantially all of the above are Year 2000 compliant. To the extent that such testing has revealed instances where Year 2000 compliance is lacking, SAVVIS has undertaken to identify the problem and has scheduled an implementation plan to ensure timely Year 2000 compliance.

Phone System from TeleComm Industries.

        COMDIAL phone system is in place and is Y2K compliant.

ITEM 7.  DESCRIPTION OF PROPERTY

Office Space


        Effective September 1, 1998, the Company began leasing 1,255 square feet of office space in downtown Indianapolis, Indiana, from B. B. Kirkbride. The principal owner of Kirkbride, J. Marshall Gage, is also a director and vice president of BrowseSafe. The Company obtained the space at $10 per square foot which is slightly below prevalent market rental rates of $12 to $18 per square foot for comparable Class B office space in downtown Indianapolis. The lease was for one year with renewal and expansion options.


        The Company believes that this space will provide adequate office and working space for the technical and administrative needs of the Company for the immediate future. Long-range future growth can be accommodated by leasing additional space nearby.

Equipment

        BrowseSafe leases most of its computer system from two principal computer leasing companies upon terms which are generally commercially available. The system includes the following:

        Database Servers
               Compaq ProLiant 5500 R
               Processors = 4 (500 MHz Pentium III XEON) RAM = 1.2 GIG HD = 3 (9.1 GIG drives in a RAID Configuration) Redundant Power Supplies Windows NT Server BrowseSafe Proprietary Software

        Proxy Servers
               Compaq ProLiant 5500 R
               Processors = 2 (500 MHz Pentium III XEON) upgradeable to a total of 4 processors RAM = 756 MB HD = 3 (9.1 GIG drives in a RAID Configuration) Redundant Power Supplies Windows NT Server BrowseSafe Proprietary Software

        Information Servers
               Compaq ProLiant 5500 R
               Processors = 2 (500 MHz Pentium III XEON) upgradeable to a total of 4 processors RAM = 512 MB of RAM HD = 3 (9.1 GIG drives in a RAID Configuration) Redundant Power Supplies Windows NT Server BrowseSafe Proprietary Software

        Email Servers
               Compaq Proliant 1850 R
               Processors = 1 (450 MHz Pentium II XEON) RAM = 256 MB HD = 3 (4.1 GIG SCSI drives in a RAID Configuration) Compaq 20/40 GIG DLT Drive
               NIC = 10/100 MB
               Redundant Power Supplies
               Windows NT Server
               BrowseSafe Proprietary Software

        Internet Robot or Spider Servers
               Compaq Proliant 1850 R
               Processors = 1 (450 MHz Pentium II XEON) RAM = 256 MB HD = 3 (4.1 GIG SCSI drives in a RAID Configuration) Compaq 20/40 GIG DLT Drive
               NIC = 10/100 MB
               Windows NT Server 4.0
               BrowseSafe Proprietary Software

        Internal Operation Servers
               Compaq Proliant 1850 R
               Processors = 2 (450 MHz Pentium II XEON) RAM = 256 MB HD = 3 (4.1 GIG SCSI drives in a RAID Configuration)
               NIC = 10/100 MB
               Windows NT Server 4.0
               Goldmine Version 4.0 (5 Client License)
               Visual Sourcesafe 6.0
               BrowseSafe Proprietary Software

        BrowseSafe also maintains three separate in-house programming test environments which emulate the proprietary software that it uses for its PlanetGood service. This includes both client-side and server-side emulations. Beyond this, BrowseSafe also owns personal computer equipment, routers and hubs for its internal operations and infrastructure.

Redundancy.

        The system has been designed so that the Company will have enough hardware to handle double the number of current customers. If loss of a server occurs, the other servers compensate for the unit that is down until the disabled server is back online. In addition to having redundant server architecture, each server has redundant power supplies with the RAID configuration of hard drives. The Raid configuration allows for multiple drives to fail in each server without the loss of data or functionality.

Exodus Communications, Inc.


        BrowseSafe also has a maintenance/operation agreement for its servers from Exodus Communications,Inc. This Internet data facility is located on one of the main Internet backbones and offers scalability, reliability and manageability to run the Company's web applications. Exodus manages Internet web sites and network infrastructure from Internet data centers located in various major cities. The Exodus agreement is a one year agreement with monthly payments ranging from $4,100 to $4,350 per month. This amount may increase as the Company determines the need to expand the number of servers and/or increase the telecommunications bandwidth necessary to facilitate its customer base. All amounts paid to Exodus are immediately expensed by the Company. This relationship ensures that BrowseSafe customers are given access to an Internet network with the monitoring and security as detailed below:

The Network
o OC-12c network architecture provides global network connectivity to businesses worldwide.
o High-bandwidth capacity available in a variety of options ensures speed and performance for crucial Internet applications.
o The Exodus network can sustain over 3 Gbps of traffic to the Internet so you can make sure your Web communications keep up with elevated Internet traffic.
o Transmit data through shortest available paths thanks to an industry-leading combination of public and private peering relationships.
o While ISPs commonly oversubscribe their networks by nearly four times their capacities, the Exodus network is designed for unanticipated spikes in demand. This means our network is managed to have excess capacity when needed.
o Exodus uses redundant fiber paths to prevent any single point of failure in the Exodus backbone.

Services and Monitoring
o       24 x 7 service and monitoring
o Secure private state-of-the-art Internet Data Center facilities o URL Monitoring checks URL for appropriate response times and pings your Web server application for status verification.
o       Complete access and routes to all peers
o       Usage based bandwidth services with reporting of bandwidth usage
o       Bandwidth allocation changes made within minutes
o       Tape and media management

Security
o       Biometric key-lock doors
o       Alarm systems
o       Video surveillance cameras
o       Air vents
o       Motion and temperature sensors
o       Locked-down floor tiles
o       Windows with horizontal privacy blinds
o       Dedicated services for power, lighting and fire suppression
o       Dedicated, shielded connections to the Exodus network

Exodus is experienced at hosting these prominent companies.
o       GeoCities
o       Hewlett-Packard
o       Lycos
o       MCI Worldcom
o       Microsoft Hotmail

o       MSNBC
o       Oracle
o       USA Today
o       Yahoo

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

        The Company's directors and executive officers are as follows:

               NAME                AGE          POSITION

        Mark W. Smith               41     President/Chief Executive
                                           Officer/Director
        Ted P. O'Brien              33     Vice President of Sales and
                                           Marketing/Director
        Gregory P. Urbanski         46     Chief Financial Officer/Director
        J. Marshall Gage            62     Vice President/Director
        Keith W. Balderson          55     Director

        Biographies of directors and executive officers are as follows:

        President/CEO/Director
        ----------------------

        Mark W. Smith, President, Chief Executive Officer and Director. Since 1986, Mr. Smith has worked as an independent computer and management consultant for businesses throughout the Midwest. Since 1996, he served as Director of Electronic Publishing for Kirkbride Technology, a subsidiary of B.B. Kirkbride, a publisher of books and electronic media located in Indianapolis, Indiana. Over the past decade, Mr. Smith has overseen the development of nearly a dozen sophisticated computer software programs to the marketplace. His expertise is in development and oversight of database programs, Mr. Smith is one of the founders of BrowseSafe. Mr. Smith is a graduate of Anderson University, 1980, with degrees in Business Management and Marketing.

        Vice President/Director
        -----------------------

        Ted P. O'Brien, Secretary, Vice President of Sales & Marketing and Director. Since 1990, Mr. O'Brien has held management positions with publishing and distribution companies including Director of Publishing at B.B. Kirkbride, Director of Marketing for Riverside Distributors and Director of Marketing and Publishing Activity at World Publishing. Mr. O'Brien's prior experience is in the areas of sales management, diversified marketing and planning, product development, distribution and order fulfillment. Mr. O'Brien is a co-founder of BrowseSafe and is responsible for planning, budgeting and implementation of sales and marketing plans, sales and customer service supervision and strategic planning. Mr. O'Brien received a Bachelor of Science degree in Marketing and Business Administration from the University of South Dakota in 1998.

        Chief Financial Officer/Director
        --------------------------------

        Gregory P. Urbanski, Treasurer, Chief Financial Officer and Director. Prior to co-founding BrowseSafe, Mr. Urbanski served as the controller and operations manager with B.B Kirkbride, a publisher of books and electronic media, for 15 years. His responsibilities with the Company include day-to-day operations, purchasing, personnel and directing financial and investor relations for the Company. Mr. Urbanski graduated in 1975 with a Bachelor of Science Degree in Accounting from Butler University in Indianapolis.

        Vice President/Director
        -----------------------

        J. Marshall Gage, Vice President and Director. Mr. Gage is the CEO and principal shareholder of B.B. Kirkbride, a publisher of books and electronic media located in Indianapolis, Indiana. Mr. Gage has been affiliated with Kirkbride for more than 35 years, beginning in customer service and advancing through positions in credit management, advertising and promotion, sales, treasurer, vice president and ultimately becoming president of the organization. He has an in-depth understanding of the publishing business and is well known in the industry. He has served as a university trustee for Murray State University, has sat on the boards of directors of several companies and has served as chairman of numerous nonprofit associations. In 1960, Mr. Gage graduated from Murray State University with a degree in Business Administration.

        Director
        --------

        Keith W. Balderson, Director. Mr. Balderson is the President of Next Millennium Management Ltd. Next Millennium acts as a business consultant to small and mid-size companies with emerging technology. Mr. Balderson is also the President of Apogee Mineral, Inc., a public mining Company that is traded on the Vancouver Stock Exchange and Condor Goldfields, Inc., a public mining Company that is publicly traded on the Canadian Dealers Network.

    The other key employee is as follows:

        Erik A. Hannemann, 27, Director of Information Technology. Mr. Hannemann's expertise includes network development, implementation, and administration. In addition to these skills he has also developed and implemented database tools for business. The following are his areas of expertise:

        Technical Summary
                Operating Systems:   Database systems:   Languages:
                Windows 3.1          SQL Server 7.0      Visual Basic
                Windows NT           Microsoft Access    VBScript
                Windows 95           File Maker Pro      Active Server
                Windows 98                               Pages
                Windows 2000                             HTML
                DOS                                      COBOL
                Linux                                    Borland Delphi

                Tools & utilities:         Office Products:
                Visual SourceSafe          MicroSoft Excel
                Visual InterDev            MicroSoft Access
                Microsoft                  MicroSoft
                Information Server         PowerPoint
                PhotoShop                  Microsoft Query
                CorelDraw                  Microsoft Word
                GoldMine 4.0               WordPerfect/ Lotus
                MicroSoft Proxy            123
                Server
                Netscape SuiteSpot
                MicroSoft IEAK Kit
                Netscape CCK

                ADDITIONAL
                TRAINING
        o       Created Animated
                Movies Using
                Flash 4.0
        o       Configured Cisco
                Routers for a LAN
                environment.
                (Internet Access)
        o       Extensive
                knowledge of
                TCP/IP protocol.
        o       Setup and
                Administered
                Secure Web Sites

    Mr. Hannemann leads a programming team that collectively have expertise in the following areas:

               Technical Summary of BrowseSafe's Programming Team
               --------------------------------------------------

                Operating Systems:   Database systems:   Languages:
                Windows 95           Visual FoxPro       Visual Basic
                                     (3.0, 5.0)          (3.0, 4.0, 5.0)
                Windows 98           SQL Server 7.0      VBScript
                Windows NT           Sybase System 11    Active Server
                Windows 3.1          Microsoft Access    Pages
                DOS                  (7.0)               Javascript
                UNIX limited         FoxPro for DOS      Paradox for
                Novell 3.11, 4.0     (2.0, 2.5, 2.6)     Windows (4.0,
                LANtastic            FoxPro for Windows  7.0)
                                     (2.6)               Paradox for DOS
                                     Paradox             (3.0, 4.0, 5.0)
                                     IDMS                Perl (Internet
                                     Oracle              CGI)
                                                         HTML
                                                         COBOL
                                                         Assembler
                                                         Borland C++
                                                         JCL
                                                         Borland Delphi
                Tools & utilities:   Office Products:
                Visual SourceSafe    Excel
                (4.0)

                Crystal Reports      Access
                (3.0, 4.0, 5.0,
                6.0)
                Multi 3rd Party      PowerPoint
                Products             Microsoft Query
                                 Microsoft Word
                Certifications

                Microsoft Certified Professional Microsoft Certified Solution Developer Certified Sybase Professional DBA Oracle Certified Professional DBA Microsoft Visual Basic Microsoft Visual FoxPro Microsoft Access Microsoft Windows 95 Architecture Sybase System 11 - SQL Microsoft SQL Server


        At present, there are no committees of the board of directors. There are no arrangements or understanding between any director and any other person pursuant to which any person was elected or nominated as a director.

        The Company's bylaws provide that the size of the board of directors shall be between one and five members with the exact number within that range determined from time to time by resolution of the board of directors. There are presently five authorized positions as members of the board, none of which are vacant. The five directors were appointed to the board in connection with the closing of the share exchange effective as of June 24, 1999, to serve until the next annual meeting of shareholders. The directors are elected by the shareholders for one year terms. The Company anticipates expanding its board when it has identified individuals who are prominent educators or have an expertise in software development and other areas germane to the Company's business.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

        For the two fiscal years ending December 31, 1997 and 1998, the Company, which was then known as Motioncast Television Corporation of America, had no operations and was considered a development stage company. During that period, it paid no compensation to executive officers and directors. As of June, 1999, the Company engaged in a share exchange with BrowseSafe.com, Inc. which resulted in BrowseSafe.com, Inc becoming a wholly owned subsidiary of Motioncast. Motioncast changed its name to BrowseSafe.com, Inc. and BrowseSafe.com, Inc. changed its name to BrowseSafe Technology, Inc. As a result of the share exchange, the Company became an operating Company engaged in the business activities described in this registration statement.

        From inception to June, 1999, the BrowseSafe business was operated in BrowseSafe, LLC, an Indiana limited liability company. The following table sets forth certain information as to the Company's executive officers and directors for the period ending December 31, 1998 and January 1, 1999 through September 30, 1999. Except as shown on the next table relating to Stock Options, no other compensation was paid any such officers and directors.


                                                 LONG TERM
                        ANNUAL COMPENSATION      COMPENSATION
                        -------------------      ------------
Name and                                         Options    Other
Principal Position    Period            Salary   (Shares)   Compensation
--------------------- ------            ------   --------   ------------

Mark W. Smith         1998              $4,640      -0-      -0-
Chief Executive       1/1/99-9/30/99    $49,958     -0-      -0-
Officer

Ted P. O'Brien        4/3/98-12/31/98   $3,380      -0-      -0-
Vice President        1/1/99-9/30/99    $39,600     -0-      -0-
of Sales & Marketing

Gregory P. Urbanski   4/3/98-12/31/98   $1,250      -0-      -0-
Chief Financial       1/1/99-9/30/99    $12,970     -0-      -0-
Officer

J. Marshall Gage      4/3/98-12/31/98   $400        -0-      -0-
Senior Vice           1/1/99-9/30/99    -0-         -0-      -0-
President


ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

        The following table sets forth, as of November 16, 1999 the beneficial ownership of the Company's common stock by (i) all persons known by the Company to beneficially own more than 5% of the Company's voting securities; (ii) each executive officer and directors; and (iii) all executive officers and directors as a group.

                                Common Stock (1)

                             ----------------------
                                                         % of
Name or Group               Number of Shares      Voting Securities
-------------               ----------------      -----------------
Executive Officers
and Directors (2)

Mark W. Smith                   4,474,400                 27.055%
Ted P. O'Brien                  2,237,200                 13.528%
Gregory P. Urbanski             2,237,200                 13.528%
J. Marshall Gage                2,237,200                 13.528%
Officers and Directors         11,186,000                67.6398%
as a group (4 persons)

5% Shareholders (2)

BrowseSafe, LLC                11,186,400                67.6398%


(1) Based upon a total of 16,538,000 shares outstanding as of November 16, 1999. Stock issuable upon exercise of outstanding stock options, warrants and/or convertible notes is shown on the table below.

(2) All of the shares beneficially owned by the Executive Officers and Directors are held in the name of BrowseSafe, LLC, an Indiana limited liability company, which is wholly owned by the Executive Officers and Directors. Beneficial ownership of the shares is shown based upon the ownership of BrowseSafe, LLC. Unless otherwise indicated, the business address for the persons listed in the table is 335 West 9th Street, Suite 100, Indianapolis, Indiana 46202-3003.

        As of November 16, 1999, the Company adopted a stock option plan. The Company may issue incentive stock options, as defined in the Internal Revenue Code of 1986, or non-qualified stock options to purchase up to 3,000,000 shares of common stock under the plan. The Company has issued stock options to purchase an aggregate of 1,250,000 shares of common stock to its executive officers and directors. The following table sets forth, as of November 16, 1999, the beneficial ownership of options, warrants or rights to purchase the Company's common stock by (i) all persons known by the Company to beneficially own more than 5% of the Company's voting securities; (ii) each executive officer and directors; and (iii) all executive officers and directors as a group. Except as otherwise indicated, all options, warrants or rights are owned directly.

             Officers and Directors    No. of Options       Exercise Price
             ----------------------    --------------       --------------
             Mark Smith                    450,000                $0.5625
             Ted O'Brien                   350,000                $0.5625
             Greg Urbanski                 350,000                $0.5625
             Keith Balderson               100,000                $0.5625

All options vest at a rate of at least 20% per year over a period of five years with the first 20% becoming exercisable on the first anniversary of the date when the options were granted.

        All options will lapse on the earliest of the following events:

        (i)    The tenth anniversary of the date of grant of the option;
        (ii)   The first anniversary of the optionee's death;

        (iii)  The first anniversary of the date when the optionee ceases to be an employee due to total and permanent disability or death;
        (iv)   Thirty (30) days after the optionee ceases to be an employee for any reason other than total and permanent disability or death;
        (v) On the date determined by the Board of Directors for an extraordinary corporate transaction such as a reorganization, consolidation, dissolution, etc.;
        (vi) The date the optionee files or has filed against him or her a petition in bankruptcy; or
        (vii) The expiration date specified in the optionee's stock option agreement.

ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

        Prior to June, 1999, the Company, which was then known as Motioncast Television Corporation of America, had no operations, had assets consisting of only of cash and had minimal liabilities. Motioncast was considered a development stage company. Its stock was listed on the OTC Bulletin Board as of October, 1998.


        As of January 1, 1999, the Company entered into an employment agreement for a period of two years with Michael Zapara, the principal shareholder of the Company. Michael Zapara was hired as the Executive Manager of the Company to perform such duties as were reasonably required of him in such capacity. The compensation to be paid under this agreement was 200,000 shares of Company common stock per year; however, pursuant to the mutual agreement of Michael Zapara and the Company, such compensation was not paid. Effective upon the closing of the Share Exchange Agreement, Michael Zapara and the Company agreed to terminate the Employment Agreement in exchange for the issuance of 50,000 shares of the Company's common stock to Michael Zapara.

        In addition, as of February 1, 1999, the Company entered into a Placement Agreement with Alexis Capital, Inc., ("Alexis") under which Alexis was to serve as a placer and consultant in connection with the merger or sale of Motioncast. To the best of the Company's current knowledge, Alexis was one hundred percent owned by Michael Zapara. The compensation to be paid was 10% of the amount of the transaction, 5% in cash and 5% in stock. Pursuant to the mutual agreement of Alexis and the Company, such compensation was not paid. Effective upon the closing of the Share Exchange Agreement, Alexis and the Company agreed to terminate the Placement Agreement in exchange for the issuance of 50,000 shares of the Company's common stock to Alexis.

        On November 1, 1998, the Company also entered into a Securities Transfer Agent & Registrar Agreement with Alexis Stock Transfer, under which Alexis Stock Transfer served as the transfer agent and registrar for the Company. To the best of the Company's current knowledge, Alexis Stock Transfer is one hundred percent owned by Gina Zapara, the wife of Michael Zapara. Alexis Stock Transfer is currently being compensated pursuant to its current fee schedule. The basic fees are as follows:

        Setup Fee:  $500
        Monthly Maintenance Fee:  $100
        Cancel and Issue Certificate:  $25 per certificate
        Issuance of Rule 144/Restricted Certificate: $50 per certificate Record Storage Fee: $50 per month

Following the share exchange, the Securities Transfer

Agent & Registrar Agreement remained in effect subject to an amendment which bound the transfer agent to maintain the fee structure in effect as of the date of the share exchange through December 31, 2000. The Company pays the customary and usual fees to the transfer agent associated with its services.

        Since September 1, 1998, the Company (and its predecessor) has been leasing 1,255 square feet of office space in downtown Indianapolis, Indiana from B.B. Kirkbride. The principal owner of B.B. Kirkbride, J. Marshall Gage, is also a director and vice president of BrowseSafe. The Company obtained the space at $10 per square foot. The lease was for one year, with renewal and expansion options.


        In addition in 1999, Mark Smith and Greg Urbanski, who are executive officers and directors of the Company, have made personal loans to the Company of approximately $60,000 and $50,000, respectively, to fund operating expenses. These loans are non-interest bearing and are not evidenced by promissory notes. It is the intention of the Company to repay these loans when the Company has the financial resources to do so.


ITEM 12.  DESCRIPTION OF SECURITIES

        The Company's authorized capital stock consists of 25,000,000 shares of common stock, par value $.001 per share. As of November 16, 1999, there are 16,538,000 shares outstanding, of which 14,538,000 are restricted. The Company has also issued stock options to its executive officers and directors to purchase an aggregate of 1,250,000 shares, which options have not vested as of November 16, 1999.


        Pursuant to an Investment Banking Consulting Agreement with Business Investor Services, Inc. dated as of November 18, 1999, the Company is obligated to issue a retainer fee of 100,000 common shares and warrants with an exercise price of $1.00 per share to purchase an additional 50,000 shares as compensation for strategic business and financial planning. All warrants must be exercised on the date the Company's shares trade above $2.00 per share for any 30-day period but in no event later than three years after the effective date of the Consulting Agreement.

        Pursuant to the Consulting Agreement, Business Investor Services, Inc. will provide the following services:

        (a) provide advice and counsel in relation to the Company's strategic business and financial plans;
        (b) participate in due diligence on all proposed financial transactions;
        (c) assist in the preparation and coordination of the filing of appropriate documents necessary to be in compliance with federal and state law; and
        (d) other miscellaneous matters.


        Each holder of common stock outstanding is entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Shareholders do not have cumulative voting rights. In the event of dissolution or liquidation or winding up the Company's business, whether voluntary or involuntary, the holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities.

        Each share of common stock has an equal right to receive dividends when and if the board of directors decides to declare a dividend. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future. The holders of the common stock are not entitled to preemptive rights.

        There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        The Company's common stock has been publicly traded in the over-the-counter market and quoted on the NASDAQ electronic OTC Bulletin Board since August, 1999 under the trading symbol "PGPG". Prior to that, the Company's stock has traded since October, 1998 in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol MCTV. The OTC Bulletin Board is an electronic quotation service that displays real-time quotes, last sale prices and volume information in certain domestic and foreign issuers whose securities are traded in the over-the-counter market.

        No dividends on the Company's common stock have been declared or paid since the Company's inception. The Company intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. As of September 30, 1999 there were approximately 37 holders of record of the Company's common stock.

        The following states the range of high and low bid prices for each quarter from the time the shares of the Company was quoted on the OTC Bulletin Board on October 26, 1998:

        No information is available to trading prices prior to that time.

Calendar Quarter Ending             High                   Low
-----------------------             ----                   ---

December 31, 1998                 $ 34.375               $14.063 (1)
March 31, 1999                    $ 34.375               $0.0625 (1)(2)
June 30, 1999                     $5.6250                $2.7500 (3)
September 30, 1999                $2.2500                $0.9375


(1) On March 10, 1999, the Company effected a 25 to 1 reverse split decreasing the issued and outstanding shares of common stock to 400,000. The trading prices have been adjusted to give a retroactive effect of the reverse split.


(2) On March 27, 1999, the Company issued an additional 500,000 shares of common stock at $0.10 per share pursuant to a Rule 504 offering.

(3) On April 5, 1999, the Company issued an additional 1,000,000 shares at $0.10 per share pursuant to a second Rule 504 offering.

The High/Low bid prices for each quarter of the last fiscal year were obtained from NASDAQ Trading and Market Services. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

        Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board ("OTCBB"). Pursuant to the Rule, issuers who are not current with such filings are subject to having the quotation of their securities removed from the OTCBB pursuant to a phase in schedule depending on each issuer's trading symbol as reported on January 4, 1999 and thereafter may quote its common stock on the National Quotation Bureau "Pink Sheets." The Company is subject to having the quotation of its securities removed from the OTCBB on January 20, 2000, until the Company becomes compliant with the Rule. One month prior to having the quotation of their securities removed from the OTCBB, non complying issuers will have their trading symbol appended with an "E".

        As of November, 1999, the Company has not complied with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Exchange Act. The Company has filed this registration statement on Form 10SB to become a reporting Company and therefore comply with the Rule. However, the Company will remain subject to having quotation of its securities removed from the OTCBB on January 20, 2000 and trading of its securities thereafter on the Pink Sheets, until such time as the Securities and Exchange Commission (the "Commission") has reviewed the Company's Form 10SB and has stated that it has no further comments. Should the Commission fail to clear all comments prior to January 20, 2000, quotation of the Company's securities will be removed from the OTCBB and thereafter traded on the Pink Sheets until such time as the Registration Statement is cleared by the Commission. Once the Company has complied with the Rule, it will once again become eligible for quotation on the OTCBB and will seek to be reinstated on the OTCBB or other appropriate exchange.

ITEM 2.  LEGAL PROCEEDINGS

As of the date of this filing, there are no material legal proceedings pending.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


        In September, 1998, the Company, which was then known as Medical Accounting & Computers, engaged Barry L. Friedman, P.C., 1582 Tulita Drive, Las Vegas, Nevada 89123, to audit the balance sheets of the Company as of August 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1998 to August 31, 1998, and the two years ending December 31, 1997 and December 31, 1996. The Company's stock began trading in October, 1998, and is quoted on the OTC Bulletin Board. The Company at that time had no operations, had assets consisting of cash and only minimal liabilities and was considered a development stage company. The engagement of Barry L. Friedman was limited to the preparation of the financial statements described in the this paragraph. Through the mutual agreement of Mr. Friedman and the Company as approved by the board of directors, Mr. Friedman did not stand for re-election as the company's accountant. The Company did not have an active relationship with any accountants between the end of Mr. Friedman's engagement and the selection of Katz Sapper & Miller, LLP, the new accountants following the share exchange.

        Barry L. Friedman's report on the financial statements did provide for a going concern opinion since the Company did not at that time have a current source of revenue and was seeking additional capital through a merger with an existing operating company. It did not otherwise contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Barry L. Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        In June, 1999, the Company which was then known as Motioncast Television Corporation of America engaged in a share exchange with BrowseSafe.com, Inc. As a result of the share exchange, BrowseSafe.com, Inc. became a wholly-owned subsidiary of Motioncast. Motioncast changed its name to BrowseSafe.com, Inc. and BrowseSafe.com, Inc. changed its name to BrowseSafe Technology, Inc.


        In connection with the share exchange, the Company elected a new board of Directors. The newly-elected board of directors determined that the Company required accountants with experience in preparing financial statements and other disclosure documents required of reporting companies under the Securities Exchange Act of 1934 and wished to establish a relationship with such firm with offices in Indianapolis, Indiana. On August 12, 1999, the Company engaged Katz Sapper & Miller, LLP, 11711 North Meridian Street, Suite 8800, Indianapolis, Indiana 46240-0857, to audit the Company's predecessor, BrowseSafe, LLC's financial statements for fiscal year ending December 31, 1998, in accordance with generally accepted accounting principles.

                Katz Sapper & Miller's report on the financial statements did provide for a going concern opinion since the Company is still a development stage company, has yet to generate any material revenues and is seeking additional capital through an investment capital Company and other sources. It did not otherwise contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Katz Sapper & Miller on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

        During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933 (the "Securities Act"):


        On March 10, 1999, the Company (then known as Motioncast Television Corporation of America) issued 100,000 shares of the Company's common stock (after a 25 to 1 reverse stock split) to Michael Zapara, the Company's then president and director, in a transaction which was exempt from registration under Section 4(2) of the Securities Act in exchange for a release of all claims for salary due the previous two years. The issued shares were restricted and the total valuation was recorded by the Company at $5,000. The Company valued the shares at $.05 per share instead of the offering price of $.10 per share due to the fact that the shares issued to Michael Zapara were restricted and the shares issued in the offering were unrestricted.


        In March, 1999 Motioncast conducted an offering of 500,000 shares of common stock at $0.10 per share under Rule 504 of Regulation D raising $50,000. In April, 1999, the Company conducted a second Rule 504 offering of 1,000,000 shares at $0.10 per share, raising $100,000.

        Effective as of June 24, 1999, BrowseSafe.com, Inc. and its shareholders, BrowseSafe, LLC, Torquay Holdings, Ltd., Vista Financial Corp., El Coyote Capital Corp., Jupiter Financial Services, Inc., Kyline Investment Corp., Chariot Group, Ltd., Sid-Barney, Inc., Sterling Overseas Investments SA, Albury Capital Corp., Eivissa Capital Corp., Hemisphere & Associates, Ltd., Barisal Capital Corporation and Fergus Capital Corporation (these entities, excluding BrowseSafe, LLC are referred to as the "Funding Group") entered into a Share Exchange Agreement with Motioncast in a transaction which was exempt from registration under Section 4(2) of the Securities Act.


        Prior to the share exchange, the Company (which was still known as Motioncast) had 2,000,000 shares of common stock outstanding (100,000 of which were restricted). Following the share exchange, the total issued and outstanding shares of common stock was increased by an additional 13,938,000 shares, all of which are restricted. BrowseSafe, LLC became the majority shareholder of the Company (whose name was changed to BrowseSafe.com, Inc.) with 11,200,000 shares. A total of 2,738,000 shares were issued to the Funding Group. The Share Exchange Agreement provided that the Company was obligated to issue an additional 36,838 shares of common stock to the Funding Group in exchange for the receipt of $82,620 in cash and the cancellation of $50,000 in promissory notes for funding previously provided by the Funding Group. Also, the Company was obligated to issue 83,162 shares upon receipt of an additional $300,000 from the Funding Group ($600,000 of total funding).

        The 120,000 (36,838 + 83,162) shares have not been issued. The Funding Group contributed only approximately $100,000 instead of the required $300,000. In addition, the Funding Group was obligated to cause BrowseSafe.com, Inc. to receive at least $1,500,000 of proceeds from the sale of common stock no later than November 30, 1999. The Funding Group also failed to complete this obligation.

        Due to the failure of the Funding Group to provide the full amount of the funding required under the agreements, BrowseSafe has not issued the 120,000 shares to the Funding Group. BrowseSafe has advised all members of the Funding Group in writing that they are in breach of the Exchange Agreement and the Asset & Liability Contribution Agreement and has provided them an opportunity to remedy the breach. BrowseSafe has not received any written response from the members of the Funding Group. At the present time, BrowseSafe has not determined what, if any, action it will take against the members of the Funding Group as a result of their breach of the agreements.


        In addition, pursuant to the Share Exchange Agreement, the Employment Agreement with Michael Zapara, the former president and director of Motioncast, and Placement Agreement with an affiliate of Mr. Zapara were terminated in exchange for the issuance of 100,000 shares of common stock which shares are restricted securities.

        On September 19, 1998, BrowseSafe, LLC, BrowseSafe.com, Inc. and Winthrop Associates executed a Management Consulting Agreement. The Consulting Agreement provided that Winthrop Associates would provide the following services:

        a)     assist in locating funding sources;
        b)     assist in strategic planning;
        c)     assist as a liaison with the financial community; and
        d) assist by arranging access to a database of brokers, analysts, etc.

The term of the Agreement was a period of one (1) year. As compensation, Winthrop Associates was to receive:

        a)     $2500 per month;
        b)     reimbursement of expenses;
        c)     finder's fee equal to 2.5% of the gross dollar funding; and
        d)     431,250 shares of BrowseSafe.com, Inc. common stock.

Certain disputes arose between the parties to this agreement regarding whether BrowseSafe.com obtained any funding from sources introduced by Winthrop Associates. These disputes were resolved in a Mutual Release and Settlement Agreement dated October 11, 1999. Pursuant to the terms of the Settlement Agreement, BrowseSafe.com, Inc. agreed to pay the owner of Winthrop Associates the sum of $200,000 within 120 days of the execution of the Settlement Agreement. In order to secure the payment of this amount, BrowseSafe.com, Inc. issued 500,000 shares of its common stock which was placed into escrow. If the sum of $200,000 is not paid to the owner of Winthrop Associates within 120 days of the execution of the Settlement Agreement, the escrow agent will distribute the 500,000 shares to the owner of Winthrop Associates. The delivery of the 500,000 shares would be in lieu of payment of the $200,000. The shares, if delivered, will be restricted securities subject to certain piggy-back registration rights granted in connection with the Settlement Agreement.

        The Company has also agreed to issue to vendors approximately 11,000 restricted shares of common stock in settlement of approximately $33,000 owed to three vendors. To date, the shares have not been issued. The Company entered into these agreements in order to conserve case reserves and at the request of the vendors. The Company has recorded an expense of $33,000 representing the value of the services provided by the vendors.

        On November 18, 1999, BrowseSafe entered into an Investment Banking Consulting Agreement with Business Investor Services, Inc. For its services, Business Investors Services, Inc. will receive a retainer fee of 100,000 common shares, warrants with an exercise price of $1.00 per share to purchase an additional 50,000 shares, a due diligence fee of $15,000 as well as other remuneration. When the Company becomes a reporting Company under Sections 13 and 15(d) of the Securities Exchange Act of 1934, it is required to file with the SEC a Form S-8 to register the shares (including those issued under the warrant) pursuant to applicable provisions of the Securities Act available for securities offered to employees, consultants and advisors.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's bylaws provide that it shall indemnify its officers and directors, and its former officers and directors, against all expenses (including attorney's fees), claims, judgments, liabilities, and amounts paid in settlement arising out of his or her services on behalf of the Company subject to the qualifications contained in Nevada law as it now exists, except that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his or her own negligence or willful misconduct. Nevada law provides the Company cannot indemnify its officers, directors, employees and agents when it asserts a direct claim against them and a court of competent jurisdiction finds that they are liable to the Company except as allowed by a court of competent jurisdiction.

        Nevada law generally provides that a corporation shall have such power to indemnify officers, directors, employees and agents to the extent they acted in good faith in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Nevada law also generally provides in the event an officer, director, employee or agent shall be judged liable, enter into a settlement, or any other resolution of the claim, except when a claim is brought by the Company, such indemnification shall apply if approved by the court in which the action was brought, or by a majority vote of the board of directors (excluding any directors who were party to such action), or by independent legal counsel in a written opinion, or by a majority vote of stockholders. Nevada law also generally provides that in the event an officer, director, employee or agent is successful on the merits or otherwise in defense of any action, suit or proceeding, the Company shall indemnify him or her against expenses including attorneys' fees.

        As of November, 1999 the Company does not have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

        Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Nevada Revised Statute Section 78.037 states that a Nevada corporation's articles of incorporation may include provisions to the effect that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of distributions under Nevada Revised Statute Section 78.300. The Company's articles of incorporation include provisions of the type permitted by Nevada Revised Statute Section 78.037.

                          INDEX TO FINANCIAL STATEMENTS


                                 BROWSESAFE LLC
                          (A Development Stage Company)
                      (Predecessor to BROSESAFE.COM, INC.)


                                    CONTENTS


                                                                         Page

Independent Auditors' Report                                              30

Balance Sheet                                                             31

Statement of Operations                                                   32

Statement of Members' Equity (Deficit)                                    33

Statement of Cash Flows                                                   34

Notes to Financial Statements                                          35-37

                          Independent Auditors' Report


Board of Directors and Members
BrowseSafe LLC (A Development Stage Company)
 (Predecessor to BrowseSafe.com, Inc.)


We have audited the accompanying balance sheet of BrowseSafe LLC (a development stage company) as of December 31, 1998, and the related statements of operations, members' equity (deficit) and cash flows for the period from February 10, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrowseSafe LLC at December 31, 1998, and the results of its operations and its cash flows for the period from February 10, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is in the development stage and has incurred losses and has negative working capital that raises substantial doubt about the ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/S/KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
October 8, 1999

                                 BROWSESAFE LLC
                         (A Development Stage Company)
                     (Predecessor to BrowseSafe.com, Inc.)

                                 BALANCE SHEET
                               December 31, 1998


ASSETS

CURRENT ASSETS
  Cash                                                                        $     418
  Inventories-finished goods                                                      6,889
  Prepaid expenses                                                                1,460
                                                                              ---------
    Total Current Assets                                                          8,767

OFFICE AND COMPUTER EQUIPMENT, at cost, less accumulated depreciation
 of $516                                                                         21,137

WEB DESIGN COSTS                                                                100,860
                                                                              ---------

    TOTAL ASSETS                                                              $ 130,764
                                                                              =========


LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES
  Bank line of credit-Note 2                                                  $ 106,066
  Accounts payable                                                              296,523
  Payable to related party-Note 3                                                70,095
  Note payable-Note 3                                                             9,500
                                                                              ---------
    Total Current Liabilities                                                   482,184


CONTINGENCIES-Notes 5, 6 and 8

MEMBERS' DEFICIT, including deficit accumulated during the development
 stage of $541,420                                                             (351,420)
                                                                              ---------

    TOTAL LIABILITIES AND MEMBERS' DEFICIT                                    $ 130,764
                                                                              =========


See Accompanying Notes to Financial Statements.

                                 BROWSESAFE LLC
                         (A Development Stage Company)
                     (Predecessor to BrowseSafe.com, Inc.)

                            STATEMENT OF OPERATIONS
     Period from February 10, 1998 (Date of Inception) to December 31, 1998


REVENUE                                                                       $     -
                                                                              ---------

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
  Product development and internet expenses                                     117,471
  Marketing and advertising                                                     224,721
  Payroll expenses                                                              110,752
  Legal and professional                                                         23,314
  Other expenses                                                                 63,301
                                                                              ---------
    Total Marketing, General and Administrative Expenses                        539,559
                                                                              ---------

INTEREST EXPENSE                                                                 (1,861)
                                                                              ---------

NET LOSS                                                                      $(541,420)
                                                                              =========

NET LOSS PER COMMON SHARE-Note 7                                              $ (0.0483)
                                                                              =========



See Accompanying Notes to Financial Statements.

                                 BROWSESAFE LLC
                         (A Development Stage Company)
                     (Predecessor to BrowseSafe.com, Inc.)

                     STATEMENT OF MEMBERS' EQUITY (DEFICIT)
     Period from February 10, 1998 (Date of Inception) to December 31, 1998


                                                   Voting      Nonvoting
                                                   Members      Members      Total
Capital contributions                             $  35,000     $155,000  $ 190,000

Net loss for period                                (499,460)     (41,960)  (541,420)
                                                  ---------     --------  ---------

MEMBERS' EQUITY (DEFICIT), END OF PERIOD          $(464,460)    $113,040  $(351,420)
                                                  =========     ========  =========


See Accompanying Notes to Financial Statements.

                                 BROWSESAFE LLC
                         (A Development Stage Company)
                     (Predecessor to BrowseSafe.com, Inc.)

                            STATEMENT OF CASH FLOWS
     Period from February 10, 1998 (Date of Inception) to December 31, 1998


OPERATING ACTIVITIES
  Net loss                                                                    $(541,420)
  Adjustments to reconcile net loss to net cash (used) by operating activities:
    Depreciation                                                                    516
    (Increase) in certain current assets:
      Inventories                                                                (6,889)
      Prepaid expenses                                                           (1,460)
    Increase in certain current liabilities:
      Accounts payable                                                          296,523
      Due to related party                                                       70,095
                                                                              ---------
        Net Cash (Used) by Operating Activities                                (182,635)
                                                                              ---------

INVESTING ACTIVITIES
  Cash purchases of property and equipment                                      (21,653)
  Cash purchases of web design costs                                           (100,860)
                                                                              ---------
        Net Cash (Used) by Investing Activities                                (122,513)
                                                                              ---------

FINANCING ACTIVITIES
  Proceeds from note payable                                                      9,500
  Net proceeds under line of credit                                             106,066
  Contributed members' capital                                                  190,000
                                                                              ---------
        Net Cash Provided by Financing Activities                               305,566
                                                                              ---------

NET INCREASE IN CASH                                                                418

CASH
  Beginning of Period                                                               -
                                                                              ---------

  End of Period                                                               $     418
                                                                              =========

SUPPLEMENTAL DISCLOSURES
  Cash paid for interest                                                      $     795



See Accompanying Notes to Financial Statements.

                                 BROWSESAFE LLC
                          (A Development Stage Company)
                      (Predecessor to BrowseSafe.com, Inc.)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General: BrowseSafe LLC (the Company) was formed on February 10, 1998 for the purposes of developing and distributing computer software that will allow families to use the Internet safely while giving parents the freedom to choose what their children can and cannot access.

    Estimates: Management uses estimates and assumptions in preparing these financial statements in conformity with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

    Inventories are valued at the lower of cost or market as determined by the first-in, first-out (FIFO) method.

    Office and Computer Equipment are recorded at cost and are being depreciated over the estimated useful lives of the assets using accelerated methods. Long-lived assets, including the Company's property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

    Cash: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has never experienced any losses in such accounts.

    Marketing and Advertising Costs are expensed as incurred and totaled $224,721 in 1998.

    Income Taxes: No provision for income taxes is required because the allocated shares of the Company's income or loss for the period are included in the income tax returns of the members.

    Start-Up Costs are expensed as incurred.


    Product Development Costs incurred by the Company to develop and enhance its software are expensed until the product reaches technological feasibility. Costs are then capitalized until the product is ready for the general public. No product development costs were capitalized in 1998. See Note 5 to the financial statements.


    Member Classes: The Company has two classes of members. Voting members are allocated income and losses based on ownership percentage. Nonvoting members are allocated income and loss at the rate of 1% for each $20,000 invested until three years following the year in which the members' initial capital contribution of $155,000 is cumulatively repaid. In the event the Company is sold in its entirety, allocation of the sales gain to the nonvoting members is limited to five times their initial capital contribution.

    Web Design Costs incurred by the Company have been capitalized from the time a website plan was initiated to the point where the website was operational. A total of $100,860 was capitalized in 1998. Capitalized web design costs are amortized on a straight-line basis over a period of 24 months. The Company began amortizing these costs in 1999. Costs of maintaining and operating the website are expensed as incurred.


NOTE 2 - DEBT AND CREDIT ARRANGEMENTS

    The Company has a secured line of credit for short-term bank borrowings of up to $200,000. Interest is payable monthly at the Bank's prime lending rate. The line of credit is subject to renewal in November 1999 and is guaranteed by the members. At December 31, 1998, $95,000 of the line of credit was unused.

NOTE 3 - RELATED PARTY TRANSACTIONS

    The Company has a demand note payable which bears interest at 12% to a company controlled by one of its members.

    The Company also leases office space from the above-mentioned related entity. Rent expense paid to the entity was $11,030 in 1998.

    The Company also receives certain general and administrative services from the related entity. Total charges for these services were $50,000 for 1998. At December 31, 1998, the Company owed this entity $70,095 (for these services and unpaid rents), which is included in accounts payable.

NOTE 4 - REORGANIZATION AND MERGER

    In July 1998, BrowseSafe.com, Inc. was incorporated as a Nevada corporation. In May 1999, BrowseSafe LLC and BrowseSafe.com, Inc. entered into an Asset and Liability Contribution agreement. Pursuant to that agreement, BrowseSafe LLC exchanged all of its assets and liabilities for 80% (11,200,000 shares) of the outstanding common stock of BrowseSafe.com, Inc. Simultaneously, an outside group of investors contributed $27,380 for 2,738,000 shares of outstanding common stock of BrowseSafe.com, Inc. Prior to this transaction, BrowseSafe.com, Inc. had not commenced operations and had no assets or liabilities. For accounting purposes, BrowseSafe LLC was treated as the acquirer. All transferred assets and liabilities were recorded at their historical cost.

    In June 1999, BrowseSafe.com, Inc. and its shareholder entered into a Share Exchange agreement with Motioncast Television Corporation of America (Motioncast). Pursuant to this agreement, all outstanding common shares (13,938,000 total shares, of which 11,200,000 shares were held by BrowseSafe LLC and 2,738,000 were held by the investment group as noted in the above transaction) of BrowseSafe.com, Inc. were exchanged for 13,938,000 common shares of Motioncast. Prior to this transaction, Motioncast had 2,100,000 common shares outstanding. Motioncast was a publicly traded entity in the development stage whose only asset was cash and had minimal liabilities. BrowseSafe.com, Inc. survived this merger as a wholly-owned subsidiary of Motioncast. Immediately following this transaction, BrowseSafe.com, Inc. changed its name to BrowseSafe Technology, Inc. and Motioncast changed its name to BrowseSafe.com, Inc. All ongoing operations are conducted in BrowseSafe Technology, Inc.

    Pursuant to the Asset and Liability Contribution agreement and the Share Exchange agreement, the outside investors were required to contribute additional funds of approximately $570,000 in exchange for 120,000 shares of common stock. To date, the outside investors have contributed approximately $440,000. Additionally, the outside investors were obligated to cause BrowseSafe.com, Inc. to receive at least $1,500,000 of proceeds from the sale of common stock no later than November 30, 1999.

    Due to the failure of the outside investors to complete the requirements pursuant to the agreements, the Company has not issued 120,000 shares to the outside investors. Management has not determined what, if any, action it will take against the outside investors.


    For financial statement purposes, BrowseSafe Technology, Inc. is considered as the acquiring company, and the merger was treated as a "reverse acquisition". Pursuant to this accounting treatment, BrowseSafe Technology, Inc. is deemed to have issued stock for the acquisition of Motioncast.

NOTE 5 - ROYALTY AGREEMENT

    The Company's product was developed with a third party. The Company has purchased the software and technology from the third party. The purchase agreement requires the Company to remit 2.5% of gross revenues received from internet service providers (ISP's). Royalty payments continue for a two-year period commencing when the Company has 15,000 active ISP customers. At December 31, 1998, the Company has not incurred any royalty expenses relating to this contract.


NOTE 6 - GOING CONCERN UNCERTAINTY

    The Company is in the development stage and has yet to generate any material revenues. The Company has experienced an operating loss since its inception and has a members' deficit. The Company is seeking additional funds to properly market and introduce its product, PlanetSafe. The Company is attempting to obtain financing through an investment capital company and other sources. The ability of the Company to continue as a going concern is dependent on obtaining the additional capital. The financial statements do not include adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7 - NET INCOME PER SHARE

    Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding.

    The net income per share calculation is based on the number of shares issued and outstanding pursuant to the recapitalization in which BrowseSafe LLC received 11,200,000 shares of BrowseSafe Technology, Inc. common stock.

NOTE 8 - SUBSEQUENT EVENT

    On September 19, 1998, the Company entered into a consulting contract with a consultant. The consultant was to provide marketing and business consulting to the Company for a fixed fee per month. The consultant was to assist the Company locate additional capital and would receive a "finder's fee". In 1999, certain disputes arose between the parties regarding whether the Company received any funding from sources introduced by the consultant.

    On October 11, 1999, the Company agreed to pay the former consultant $200,000 to settle their dispute. To secure the payment of this amount, the Company issued 500,000 shares of its common stock which was placed in escrow. If the $200,000 payment is not remitted within 120 days, the stock shall be delivered to the consultant.

NOTE 9 - OTHER

    The Company has agreed to issue approximately 11,000 shares of its common stock to certain vendors in full satisfaction of the trade payable. To date, shares have not been issued. The Company entered into these agreements in order to conserve cash reserves and at the request of the vendors. The Company has recorded the related expense at $33,000 representing the value of the services provided by the vendors.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                 BROWSESAFE.COM
                          (A Development Stage Company)


                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                           September 30, 1999 and 1998


                                                                        Page

Consolidated Balance Sheet                                                39

Consolidated Statements of Operations                                     40

Consolidated Statement of Changes in Stockholders' Equity                 41
 (Deficit)


Consolidated Statements of Cash Flows                                     42

Notes to Unaudited Interim Financial Statements                        43-47

                                 BROWSESAFE.COM
                         (A Development Stage Company)

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               September 30, 1999


ASSETS

CURRENT ASSETS
  Cash                                                                       $    27,787
  Prepaid expenses                                                                 1,654
                                                                             -----------
    Total Current Assets                                                          29,441

OFFICE AND COMPUTER EQUIPMENT, net of accumulated depreciation
 of $6,022                                                                        22,141

WEB DESIGN COST, net of accumulated amortization of $37,807                       63,053

PRODUCT DEVELOPMENT COSTS                                                         51,516
                                                                             -----------

    TOTAL ASSETS                                                             $   166,151
                                                                             ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Bank line of credit                                                        $   200,000
  Accounts payable                                                               314,564
  Notes payable-Note 3                                                           108,000
  Other liabilities-Note 9                                                       200,000
                                                                             -----------
    Total Current Liabilities                                                    822,564

CONTINGENCIES-Notes 4 and 7                                                          -
                                                                             -----------

    Total Liabilities                                                            822,564
                                                                             -----------

STOCKHOLDERS' DEFICIT-Note 2
  Common stock, .001 par value; 25,000,000 shares authorized and
   16,538,000 and 11,200,000 shares issued and outstanding at
   September 30, 1999 and 1998, respectively                                      16,038
  Additional paid-in capital                                                     571,165
  Deficit accumulated during development stage                                (1,243,616)
                                                                             -----------
    Total Stockholders' Equity                                                  (656,413)
                                                                             -----------

    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                              $   166,151
                                                                             ===========



Unaudited Interim Financial Statements

                                 BROWSESAFE.COM
                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                    Nine Months Ended September 30, 1999 and
    Period from February 10, 1998 (Date of Inception) to September 30, 1999


                                                                              From
                                                                            Inception
                                                                                to
                                                                           September 30,
                                                  1999          1998           1999
REVENUES                                       $      479    $      -       $       479
                                               ----------    ----------     -----------

GENERAL AND ADMINISTRATIVE
  Product development and internet expenses         6,595        87,927         124,066
  Marketing and advertising                        23,168       102,625         247,889
  Legal and professional                           47,171        46,397          70,485
  Payroll expenses                                215,015        64,339         325,767
  Hardware lease expense                           80,861                        81,804
  Other expenses                                   77,123        36,956         138,964
  Contract termination                            200,000           -           200,000
  Depreciation and amortization                    43,313           -            43,829
                                               ----------    ----------     -----------
    Total General and Administrative              693,246       338,244       1,232,804
                                               ----------    ----------     -----------

Net Operating Income (Loss)                      (692,767)     (338,244)     (1,232,325)

INTEREST EXPENSE                                    9,429           700          11,291
                                               ----------    ----------     -----------

Net Loss before Provision for Income Taxes       (702,196)     (338,944)     (1,243,616)

PROVISION FOR INCOME TAXES                            -             -               -
                                               ----------    ----------     -----------

NET LOSS                                       $ (702,196)   $ (338,944)    $(1,243,616)
                                               ==========    ==========     ===========

NET LOSS PER COMMON SHARE-Note 8               $   0.0528    $   0.0303     $    0.1038
                                               ==========    ==========     ===========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                   13,289,097    11,200,000      11,980,094
                                               ==========    ==========     ===========



Unaudited Interim Financial Statements

                                 BROWSESAFE.COM
                         (A Development Stage Company)

 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)(UNAUDITED)
                     Nine Months Ending September 30, 1999


                                                                        Additional
                                                Members'     Common      Paid-In        Retained
                                                 Deficit     Stock       Capital        Earnings         Total
BALANCE AT JANUARY 1, 1999                     $(351,420)                                            $  (351,420)

Member contributions                                   3                                                       3

Contributions of BrowseSafe LLC assets and
 liabilities to BrowseSafe.com in exchange
 for 11,200,000 shares of stock-Note 2           351,417    $11,200    $  178,803    $  (541,420)              -

Issuance of common stock-Note 2                               2,738        24,642                         27,380

Effect of transaction with Motioncast-Note 2                  2,100       367,720                        369,820

500,000 shares issued and held in escrow as collateral for liability-Note 6

Net loss                                               -          -             -        (702,196)      (702,196)
                                                 -------    -------    ----------     -----------

BALANCE AT SEPTEMBER 30, 1999                    $     -    $16,038    $  571,165     $(1,243,616)   $  (656,413)
                                                 =======    =======    ==========     ===========    ===========



Unaudited interim financial statements

                                 BROWSESAFE.COM
                         (A Development Stage Company)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                    Nine Months Ended September 30, 1999 and
    Period from February 10, 1998 (Date of Inception) to September 30, 1998


                                                                                From
                                                                              Inception
                                                                                  to
                                                                             September 30,
                                                     1999         1998           1999
OPERATING ACTIVITIES
  Net loss                                        $(702,196)   $(338,944)    $(1,243,616)
  Adjustments to reconcile net loss to net
   cash (used) by operating activities:
    (Increase) decrease in certain current
     assets:
      Depreciation and amortization                  43,313                       43,829
      Inventories                                     6,889
      Prepaid expenses                                 (194)        (250)         (1,654)
    Increase (decrease) in certain current
     liabilities:
      Accounts payable                              (52,054)     153,421         314,564
      Contract termination payable                  200,000          -           200,000
                                                  ---------    ---------     -----------
        Net Cash (Used) by Operating
         Activities                                (504,242)    (185,773)       (686,877)
                                                  ---------    ---------     -----------

INVESTING ACTIVITIES
  Cash purchases of property and equipment           (6,510)      (3,465)        (28,163)
  Cash paid for product development costs           (51,516)         -           (51,516)
  Cash paid for website design costs                    -            -          (100,860)
                                                  ---------    ---------     -----------
        Net Cash (Used) by Investing
         Activities                                 (58,026)      (3,465)       (180,539)
                                                  ---------    ---------     -----------

FINANCING ACTIVITIES
  Proceeds of long-term debt                         98,500                      108,000
  Proceeds of line of credit borrowings              93,934                      200,000
  Contributed capital                               397,203      190,000         587,203
                                                  ---------    ---------     -----------
        Net Cash Provided by Financing
         Activities                                 589,637      190,000         895,203
                                                  ---------    ---------     -----------

NET INCREASE (DECREASE) IN CASH                      27,369          762          27,787

CASH
  Beginning of Period                                   418          -               -

  End of Period                                   $  27,787    $     762     $    27,787
                                                  =========    =========     ===========

SUPPLEMENTAL DISCLOSURES
  Cash paid for interest                          $  10,495    $     796     $    11,291



Unaudited Interim Financial Statements

                                 BROWSESAFE.COM
                         (A Development Stage Company)

                NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by the Company without audit and therefore do not include all information and disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. These unaudited financial statements contain, in the opinion of management, all adjustments (consisting of normal accruals and other recurring adjustments) necessary for a fair presentation of the consolidated financial position, results of operations, and cash flows for the periods presented. The operating results for the period ended September 30, 1999, are not necessarily indicative of the operating results to be expected for the full fiscal year.

    General: BrowseSafe LLC (the Company) was formed on February 10, 1998 for the purposes of developing and distributing computer software that will allow families to use the Internet safely while giving parents the freedom to choose what their children can and cannot access.

    Estimates: Management uses estimates and assumptions in preparing these financial statements in conformity with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

    Inventories are valued at the lower of cost or market as determined by the first-in, first-out (FIFO) method.

    Office and Computer Equipment are recorded at cost and are being depreciated over the estimated useful lives of the assets using accelerated methods. Long-lived assets, including the Company's property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

    Cash: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has never experienced any losses in such accounts.

    Marketing and Advertising Costs are expensed as incurred and totaled $23,168 and $102,625 in the nine-months ended September 30, 1999 and 1998, respectively.

    Start-Up Costs are expensed as incurred.

    Product Development Costs incurred by the Company to develop and enhance its software are expensed until the product reaches technological feasibility. External direct costs of materials and services and payroll related costs of employees are then capitalized until the product is ready for the general public. $51,516 of product development costs were capitalized in the nine-month period ending September 30, 1999.

    Web Design Costs incurred by the Company have been capitalized from the time a website plan was initiated to the point where the website was operational. A total of $100,860 was capitalized in 1998. Capitalized web design costs are amortized over a period of 24 months. Costs of maintaining and operating the website are expensed as incurred. Amortization expense for the nine-months ended September 30, 1999 totaled $39,807.

    Stock-Based Compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees".


NOTE 2 - REORGANIZATION AND MERGER

    In July 1998, BrowseSafe.com, Inc. was incorporated as a Nevada corporation. In May 1999, BrowseSafe LLC and BrowseSafe.com, Inc. entered into an Asset and Liability Contribution agreement. Pursuant to that agreement, BrowseSafe LLC exchanged all of its assets and liabilities for 80% (11,200,000 shares) of the outstanding common stock of BrowseSafe.com, Inc. Simultaneously, an outside group of investors contributed $27,380 for 2,738,000 shares of outstanding common stock of BrowseSafe.com, Inc. Prior to this transaction, BrowseSafe.com, Inc. had not commenced operations and had no assets or liabilities. For accounting purposes, BrowseSafe LLC was treated as the acquirer. All transferred assets and liabilities were recorded at their historical cost.

    In June 1999, BrowseSafe.com, Inc. and its shareholder entered into a Share Exchange agreement with Motioncast Television Corporation of America (Motioncast). Pursuant to this agreement, all outstanding common shares (13,938,000 total shares, of which 11,200,000 shares were held by BrowseSafe LLC and 2,738,000 were held by the investment group as noted in the above transaction) of BrowseSafe.com, Inc. were exchanged for 13,938,000 common shares of Motioncast. Prior to this transaction, Motioncast had 2,100,000 common shares outstanding. Motioncast was a publicly traded entity in the development stage whose only asset was cash and had minimal liabilities. BrowseSafe.com, Inc. survived this merger as a wholly-owned subsidiary of Motioncast. Immediately following this transaction, BrowseSafe.com, Inc. changed its name to BrowseSafe Technology, Inc. and Motioncast changed its name to BrowseSafe.com, Inc. All ongoing operations are conducted in BrowseSafe Technology, Inc.

    Pursuant to the Asset and Liability Contribution agreement and the Share Exchange agreement, the outside investors were required to contribute additional funds of approximately $570,000 in exchange for 120,000 shares of common stock. To date, the outside investors have contributed approximately $440,000. Additionally, the outside investors were obligated to cause BrowseSafe.com, Inc. to receive at least $1,500,000 of proceeds from the sale of common stock no later than November 30, 1999.

    Due to the failure of the outside investors to complete the requirements pursuant to the agreements, the Company has not issued 120,000 shares to the outside investors. Management has not determined what, if any, action it will take against the outside investors.


    For financial statement purposes, BrowseSafe Technology, Inc. is considered as the acquiring company, and the merger was treated as a "reverse acquisition". Pursuant to this accounting treatment, BrowseSafe Technology, Inc. is deemed to have issued stock for the acquisition of Motioncast.

NOTE 3 - NOTES PAYABLE

    The Company has a demand note payable of $34,500, which bears interest at 12% to a company controlled by one of its members.

    The Company has non-interest bearing demand notes payable to certain shareholders totaling $73,500. It is management's intention to repay these notes in the near term.

NOTE 4 - ROYALTY AGREEMENT

    The Company's product was developed with a third party. The Company has purchased the software and technology from the third party. The purchase agreement requires the Company to remit 2.5% of gross revenues received from internet service providers (ISP's). Royalty payments continue for a two-year period commencing when the Company has 15,000 active ISP customers. At September 30, 1999, the Company has not incurred any royalty expenses relating to this contract.

NOTE 5 - COMMITMENTS

    The Company has entered into a one-year web server maintenance and service agreement with Exodus Communications, Inc. The agreement calls for monthly payments of $4,300. All amounts paid to Exodus are immediately expensed by the Company. This agreement will automatically renew in March 2000 unless notice is given by either party.

NOTE 6 - STOCK TRANSFER AGREEMENT

    The Company has an agreement with a company related to one of its stockholders to act as its agent for transfers of stock and other stock transactions. At September 30, 1999, the Company had accrued $1,665 payable to this entity.

NOTE 7 - GOING CONCERN UNCERTAINTY

    The Company is in the development stage and has yet to generate any material revenues. The Company has experienced an operating loss since its inception and has a shareholders' deficit. The Company is seeking additional funds to properly market and introduce its product, PlanetGood. The Company is attempting to obtain financing through an investment capital company and other sources.

NOTE 8 - NET INCOME PER SHARE

    Basic and Diluted Net Income per Share: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is antidilutive, thereby increasing the income per common share.

    The net income per share calculation is based on the number of shares issued and outstanding pursuant to the recapitalization.

NOTE 9 - CONSULTING CONTRACT TERMINATION

    On September 19, 1998, the Company entered into a consulting contract with a consultant. The consultant was to provide marketing and business consulting to the Company for a fixed fee per month. The consultant was to assist the Company locate additional capital and would receive a "finder's fee". In 1999, certain disputes arose between the parties regarding whether the Company received any funding from sources introduced by the consultant.

    On October 11, 1999, the Company agreed to pay the former consultant $200,000 to settle their dispute. To secure the payment of this amount, the Company issued 500,000 shares of its common stock which was placed in escrow. If the $200,000 payment is not remitted within 120 days, the stock shall be delivered to the consultant.

NOTE 10 - SENIOR SUBORDINATED CONVERTIBLE DEBENTURES

    In December 1999, the Company entered into an agreement to issue a senior subordinated convertible debenture (the debenture) to a single investor. The debenture (up to 750,000) bears interest at 8% and matures December 10, 2001. An initial funding of $100,000 was required in connection with the closing of the debenture, however future funding is discretionary.

    The debenture is convertible (at the holder's option) into shares of the Company's common stock at a conversion price equal to 75% of the lowest closing bid price for the three days preceding the notice of conversion. Interest on the debenture is paid by issuing common stock of the Company based on 75% of the closing bid price for the three days preceding the monthly interest due date. All fundings outstanding must be converted to stock prior to January 19, 2000.

    The Company will record as interest expense the amounts arising from the beneficial conversion feature contained in the debenture. As of December 31, 1999, $200,000 of funding had been issued, with a discount at the date of issuance of approximately $65,000. As of December 31, 1999 all of the funding has been converted into 1,533,612 shares of the Company's common stock.

NOTE 11 - CONSULTING AGREEMENT

    In November 1999, the Company entered into a six-month investment banking and consulting agreement. In exchange for the consulting and advisory services, the Company will pay fees of approximately $27,000, issue 100,000 shares of the Company's common stock to the consultant and grant warrants to purchase up to 50,000 shares of the Company's common stock at $1.00 per share. The warrants are exercisable for a three-year period. The warrants must be exercised if the Company's stock trades above $2.00 for any thirty day period.

    Pursuant to the agreement, additional placement and finders fees will be due if the consultant secures financing for the Company.

    In accordance with the agreement, the shares and warrants are issuable when the Company's Form 10SB is effective and the filing of the S-8 registration statement. Management has estimated the value of the services received in exchange for the issuance of the stock and warrants to be approximately $125,000.

NOTE 12 - STOCK OPTION PLAN

    In November 1999, the Company adopted a stock option plan. Under the terms of the plan, options and other equity incentive awards to purchase 3,000,000 shares of the Company's common stock may be granted to officers, directors, key employees and consultants at the then current market value of the Company's common shares, as determined by the Board of Directors. All options vest at a rate of at least 20% per year over a five-year period with the first 20% becoming exercisable on the first anniversary of the date when the options were granted. The options generally expire the earlier of ten years, the recipient's death, termination of employment or one year after a total disability.

    On November 16, 1999, the Company granted options to key employees to purchase up to 1,250,000 shares of common stock at an exercise price of $0.5625 per share.

    As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements which are granted with exercise prices equal to the fair market value at grant date.

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method of accounting for stock-based compensation. The Company is in the process of determining the fair value of the stock-based compensation to provide the necessary disclosures.

                                    Part III

INDEX TO EXHIBITS AND DESCRIPTION

The following exhibits are filed with this Report:

2.1     Articles of Incorporation of Orange County Bancorp, dated June 8, 1990*

2.2 Bylaws of Medical Accounting & Computers (formerly Orange County Bancorp), dated June 8, 1990*

2.3 Certificate of Amendment of the Articles of Incorporation of Orange County Bancorp reflecting the Name change to Medical Accounting & Computers, dated December 30, 1992*

2.4 Certificate of Amendment of the Articles of Incorporation of Medical Accounting & Computers reflecting the Name Change to Motioncast Television Corporation of America and a 5 for 1 forward stock split, dated October 22, 1998*

2.5 Certificate of Amendment of the Articles of Incorporation of Motioncast Television Corporation of America reflecting a 25 to 1 reverse stock split, dated February 26, 1999*

2.6     Articles of Incorporation of BrowseSafe.com, Inc., dated July 28, 1999*

2.7     Bylaws of BrowseSafe.com, Inc., dated July 28, 1999*

2.8 Secretary of State Corporate Charter for BrowseSafe.com, Inc., dated July 28, 1999*

2.9 Certificate of Amendment of the Articles of Incorporation of BrowseSafe.com, Inc. reflecting the Name Change to, BrowseSafe Technology, Inc., dated July 28, 1999*

2.10 Certificate of Amendment of the Articles of Incorporation of Motioncast Television Corporation of America reflecting the Name Change to BrowseSafe.com, Inc., dated July 28, 1999*

2.11    BrowseSafe LLC Articles of Organization, dated March 26, 1998*

2.12    BrowseSafe LLC Articles of Correction, dated June 22, 1998*

2.13    BrowseSafe LLC Operating Agreement, effective as of March 26, 1998*

3.1 Share Exchange Agreement by and among Motioncast Television corporation of America, BrowseSafe.com, Inc. and all of the shareholders of BrowseSafe, dated 1999*

6.1 Securities Transfer Agent & Registrar Agreement by and between Alexis Stock Transfer and Motioncast Television Corporation of America, dated November 1, 1998*

6.2 Note between Peoples Bank & Trust Company and BrowseSafe, LLC, dated November 9, 1998*

6.3 Asset and Liability Contribution Agreement by and among BrowseSafe, LLC, BrowseSafe.com, Inc., Minati Financial, Inc., Torquay Holdings, Ltd., Vista Financial Corp., El Coyote Capital Corp., Jupiter Financial Services, Inc., Kyline Investment Corp., Chariot Group, Ltd., Sid-Barney, Inc., Sterling Overseas Investments SA, Albury Capital Corp., Eivissa Capital Corp., Hemisphere & Associates, Ltd., and Magellan Holdings, Ltd.*

6.4 Agreement by and between BrowseSafe, LLC, BrowseSafe.com, Inc., Barisal Capital Corporation and Fergus Capital Corporation, dated June 9, 1999*

6.5 Amendment to the Agreement between Motioncast Television Corporation of America and Alexis Stock Transfer, dated July 12, 1999*

6.6 Mutual Release and Settlement Agreement between Jerry E. Blythe, Winthrop Associates, BrowseSafe, LLC, BrowseSafe.com, Inc. and BrowseSafe Technology, Inc., dated October 11, 1999*

6.7     Browsesafe.com, Inc. Stock Option Plan dated November 17, 1999.*

6.8     Confidential Investment Banking Consulting Agreement for BrowseSafe.com,
        Inc.*

6.9     Riverside/Vendor Fulfillment Agreement, dated August 1, 1998

6.10 Exodus Communications, Inc. Internet Data Center Services Agreement, dated December 31, 1998

10.1    Consent letter from Barry L. Friedman, P.C., dated November 17, 1999*

10.2    Consent letter from Barry L. Friedman, P.C., dated January 4, 2000

10.3    Jupiter Communications Press Release, dated June 23, 1998


------------------
* Previously filed

SIGNATURES:

                                /s/ BrowseSafe.com, Inc.
                                ------------------------------------
                                Registrant

January 10, 1999                By: /s/ MARK W. SMITH
                                   ---------------------------------
                                   Mark W. Smith
                                   Chief Executive Officer